May 17, 2006

Via U.S. Mail and Facsimile (011-44-0-20-7644-0672)

Woosun Jung
Chairman of the Board, President and
     Chief Financial Officer
2-Track Global, Inc.
35 Argo House
Kilburn Park Road
London, UK NW6 5LF

	Re:	2-Track Global, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Filed April 24, 2006
		File No. 0-50168

Dear Mr. Jung:

      We have limited our review of your Form 10-KSB for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 6 of your annual report that your company intends to pursue a commercial partnership to market and distribute your products in the Middle East, including Iran, and that you have appointed Hansworth Middle East LLC as exclusive distributor of your CONDOR FMS product in GCC states. Iran is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to economic sanctions and controls administered by the U.S.
Treasury Department`s Office of Foreign Assets Control (OFAC) and the
U.S. Commerce Department`s Bureau of Industry and Security (BIS). Your Form 10-KSB contains no other information regarding your present or intended contacts with or operations in Iran. Please describe for us your historical, current, and anticipated business activities in or contacts with Iran, or contacts with entities affiliated with or controlled by the government of Iran, whether through subsidiaries or other affiliates, joint ventures, or other direct or indirect arrangements. Your discussion should include, but not be limited to:
* the nature and extent of any contacts with or business activities in Iran, including the type and dollar value of technologies and goods marketed or distributed; and
* the materials terms of any agreements, arrangements, or understandings, whether written or oral, covering marketing and distribution into Iran.
2. Please discuss in reasonable detail the materiality of the business activities or contacts identified in response to the foregoing comment, and whether these activities or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and the dollar amount of revenues derived or anticipated to be derived from business activities in or contacts with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Iran.
3. It is not clear from the disclosure in your Form 10-KSB whether you sell or will sell products directly to Hansworth Middle East LLC for distribution into Iran. Please advise us of the extent of your direct participation in the sale of products for distribution into Iran. Advise us also whether you have obtained licenses from OFAC or
BIS regarding the products you propose to sell or have sold into Iran.

4. Please describe for us whether any of your product or technology sold or intended to be sold in or to Iran has a military purpose or, to the best of your knowledge, understanding, and belief, can be put to military use.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance

Woosun Jung
2-Track Global, Inc.
May 17, 2006
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